FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 4, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF A NEW EQUIPMENT COMPLEX AT ITS SUBSIDIARY, BELORETSK METALLURGICAL PLANT

Beloretsk, Russia – June 4, 2007, – Mechel OAO (NYSE: MTL) today announced that a modern equipment complex has been commissioned at its subsidiary, Beloretsk Metallurgical Plant OAO (BMP), to produce high-tensile stabilized reinforcing wire, which meets the world standards of quality.

The project was implemented in line with Mechel’s investment program for technical development of BMP’s production aimed at improving product quality, increasing output, reducing production costs, and increasing profitability. The cost of the new project is estimated to be about $4.6 million (RUR 120.0 million).  The official ceremony of opening the new complex was attended by the President of the Republic of Bashkortostan Murtaza Rakhimov, Mechel Chief Executive Officer Igor Zyuzin, and Mechel Management OOO General Director Vladimir Polin.

The new equipment will allow BMP to manufacture a brand new product, low relaxation stabilized reinforcing wire of 4.0 to 8.0 mm diameter, with the annual output of about 20,000 tonnes.  The wire meets the world standards of quality.  Mechel plans to ship the new product to Russian consumers, with the view to replace imported analogs, as well as international markets.

The product is supplied to construction companies for manufacturing of prestressed concrete structures, used in the most important construction elements such as reinforced-concrete ties, reinforced-concrete pressure pipes, towers, and bridging panels for high-rise buildings. The new equipment was manufactured by Ernst Koch of Germany and GCR of Italy.

“The management of Mechel and BMP made the decision to acquire the new equipment based on the significant market demand for high-tensile stabilized reinforcing wire.  Its commissioning will enable BMP to expand its product line and increase its output and sales,” Beloretsk Metallurgical Plant Managing Director and Mechel Hardware OOO General Director Konstantin Nikolin commented.

***

Mechel OAO

Alexey Sotskov

Head of PR office

Phone: 7-495-221-88-88

alexey.sotskov@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  June 4, 2007